EXHIBIT 99.4

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F of Glencairn Gold Corporation of our report dated March 8, 2005 relating to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario
March 8, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.